SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549
SCHEDULE 13G
(Rule 13d-102)

 Information to be Included in Statements filed Pursuant
to § 240.13d-1 (b), (c) and (d)
 and Amendments Thereto Filed Pursuant to § 240.13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Nemaura Medical Inc.
(Name of Issuer)

   Common Stock, $0.001 par value
(Title of Class of Securities)

640442109
(CUSIP Number)

December 31, 2017
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[  ]   Rule 13d-1 (b)
[  ]   Rule 13d-1 (c)
[X]   Rule 13d-1 (d)
*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sze Tang Li

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
People's Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,694,000

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
4,694,000

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,694,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.00%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1(a).   Name of Issuer:  Nemaura Medical Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

Advanced Technology Innovation Centre, Loughborough University Science and Enterprise Parks, 5 Oakwood Drive, Loughborough, Leicestershire LE11 3QF United Kingdom
Item 2(a).   Name of Person Filing: Sze Tang Li

Item 2(b).   Address of Principal Business Office or if none,

Room 2201, 22/F., Causeway Bay Plaza I, 489 Hennessy Road, Causeway Bay, Hong Kong Residence:
Item 2(c).   Citizenship:  People's Republic of China
Item 2(d).   Title of Class of Securities: Common Stock, $.001 par value
Item 2(e).   CUSIP Number: 640442109
Item 3.       Not Applicable

Item 4.       Ownership:
(a) Amount Beneficially Owned:  4,694,000 shares
(b) Percent of Class: 7.00%
(c) Number of shares as to which each person has:
(i)       sole power to vote or to direct the vote:  4,694,000 shares
(ii)      shared power to vote or to direct the vote:  0 shares
(iii)     sole power to dispose or to direct the disposition of: 4,694,000 shares
(iv)     shared power to dispose or to direct the disposition of:  0 shares

Item 5.    Ownership of Five Percent or Less of a Class: Not applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person: Not applicable

Item 7.    Identification and Classification of Subsidiary Which Acquired the Securities:  Not applicable
Item 8.    Identification and Classification of Members of the Group: Not applicable
Item 9.    Notice of Dissolution of Group: Not applicable

Item 10.  Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 1, 2018 /s/ Sze Tang Li Name: Sze Tang Li